EXHIBIT 99.1

TOP Ships Announces Record Net Income of $18.9 Million for the Year Ended December 31, 2022, 120% Increase From 2021, and Adoption of Shareholder-Friendly Measures Including Moratorium on New Equity Offerings

ATHENS, Greece, March 01, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today its unaudited financial results for the year ended December 31, 2022.

As of and for the year ended December 31, 2022, the Company reported:

  Total revenues of $80.7 million (43% increase from the year ended December 31, 2021)
  Net Income of $18.9 million (120% increase from the year ended December 31, 2021)
  EBITDA* of $46.6 million (100% increase from the year ended December 31, 2021)
  Total Assets of $469.3 million (42% increase from December 31, 2021)
  Total Cash and cash equivalents including Restricted Cash of $24.5 million (285% increase from December 31, 2021)

In addition, the Company announced that for the period commencing from the date of this release to December 31, 2023:

  it will not conduct any new equity offerings, public or private;
  it will not conduct any reverse stock splits, except to the extent its Board of Directors deems advisable for the sole purpose of remaining compliant with Nasdaq continued listing requirements;
  it will not pay any bonuses to its executive management; and
  neither the CEO nor his affiliates will sell any common shares.

The Company believes that the above actions will significantly enhance the trading stability of its common shares during 2023.

Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very happy to report record net income for the year ended December 31, 2022, which is the highest reported net income since 2008 and 120% higher than the same period in 2021. I believe that the current trading price of our common shares does not reflect the intrinsic value of the Company, and that the actions we have announced today will benefit all shareholders.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

TOP SHIPS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. Dollars - except share and per share data)
	2020	2021	2022
Revenues (including $0, $0 and $7,294 respectively, from related party)	60,222	56,367	80,656

EXPENSES:
Voyage expenses (including $761, $705 and $1,008 respectively, to related party)	1,994	1,317	1,648
Operating lease expense	755	10,840	10,840
Vessel operating expenses (including $60, $17 and $37 respectively, to related party)	21,024	15,679	18,628
Dry-docking costs	356	361	-
Vessel depreciation	13,174	7,670	13,289
Management fees-related parties	5,627	2,596	2,093
General and administrative expenses (including $360, $360 and $360 respectively, to related party)	1,932	1,943	1,617
Other operating loss	4,800	-	-
Loss/(Gain) on sale of vessels	12,355	-	(78)
Impairment on vessels	-	1,160	-
Operating (loss)/income	(1,795)	14,801	32,619

OTHER EXPENSES:
Interest and finance costs (including $0, $0 and $207 respectively, to related party)	(20,956)	(6,998)	(14,365)
(Loss)/Gain on derivative financial instruments	(814)	66	-
Interest income	34	-	48
Equity gain in unconsolidated joint ventures	713	747	646
Total other expenses, net	(21,023)	(6,185)	(13,671)

Net (loss)/income and comprehensive (loss)/income	(22,818)	8,616	18,948
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(1,067)	(900)	-
Less: Deemed dividend equivalents on preferred shares related to redemption value	(3,099)	(437)	(14,400)
Less: Preferred shares dividend	(1,796)	(1,883)	(12,390)
Less: Deemed dividend on warrant inducement	-	-	(1,345)
Net (loss) / income attributable to common shareholders	(28,780)	5,396	(9,187)

(Loss) / Earnings per common share, basic and diluted	(24.48)	2.71	(3.03)

TOP SHIPS INC.

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(Expressed in thousands of U.S. Dollars)
	December 31	December 31
	2021	2022

ASSETS

Cash and cash equivalents	2,370	20,544
Restricted cash	4,000	4,000
Advances for vessel acquisitions	30,579	-
Vessels, net	156,585	389,059
Vessels held for sale	71,636	-
Right of use assets from operating leases	37,279	28,708
Investments in unconsolidated joint ventures	24,477	22,173
Other assets	3,862	4,853
TOTAL ASSETS	330,788	469,337

LIABILITIES MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY

Debt	150,570	233,714
Operating lease liabilities	33,763	23,948
Other liabilities	37,091	14,652
TOTAL LIABILITIES	221,424	272,314

Commitments and contingencies	-	-

MEZZANINE EQUITY	16,142	86,351

STOCKHOLDERS' EQUITY	93,222	110,672

TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY	330,788	469,337

*Non-US GAAP Measures

This report describes Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net (Loss)/Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net (Loss) / Income to EBITDA

(Expressed in thousands of U.S. Dollars)	2020	2021	2022
Net (loss)/income	(22,818)	8,616	18,948

Add: Vessel depreciation	13,174	7,670	13,289
Add: Interest and finance costs	20,956	6,998	14,365
Less: Interest income	(34)	-	(48)
EBITDA	11,278	23,284	46,554